EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

The following presents the computation of per share earnings reflecting the assumption that dilutive stock options are exercised.

	(IN THOUSANDS EXCEPT PER SHARE DATA)
	2006	2005	2004
Net earnings (1)	$27,960	$16,417	$15,441

Weighted average common shares outstanding (2)	6,831	6,826	6,821

Common share equivalents relating to stock options	—	1	2

Adjusted common and common equivalent shares for computation (3)	6,831	6,827	6,823

Net earnings per share:
Basic (1 / 2)	$4.09	$2.41	$2.26
Diluted (1 / 3)	$4.09	$2.40	$2.26